      CUSIP NO. 169426103                           13G                            Page 1 of 15

                                                                              UNITED STATES

                                                         SECURITIES AND EXCHANGE COMMISSION

                                                                     Washington, D.C. 20549

                                                                              SCHEDULE 13G

                                                 Under the Securities Exchange Act of 1934

                                                                       (Amendment No. 11)*

                                                         China Telecom Corporation Limited

                                                                          (Name of Issuer)

                               American depositary shares

                          H shares, par value RMB1.00 per share

                                                            (Title of Class of Securities)

                                                                                 169426103 [1]

                                                                            (CUSIP Number)

                                                                         December 31, 2017

                                   (Date of Event Which Requires Filing of this Statement)

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X] Rule 13d‑1(b)

    [ ] Rule 13d‑1(c)

    [ ] Rule 13d‑1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be

    "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or

    otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]        The title of the securities underlying the American Depository Shares is H Shares, par value RMB 1.00 per share. The securities covered by this Schedule 13G may include H

      Shares and American Depository Shares. The CUSIP reported is the CUSIP for the American

      Depository Shares.

      CUSIP NO. 169426103                           13G                            Page 2 of 15

          1.    NAMES OF REPORTING PERSONS.

                      Franklin Resources, Inc.

          2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                      (a)

                      (b) X

          3.    SEC USE ONLY

          4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          5.    SOLE VOTING POWER

                      (See Item 4)

          6.    SHARED VOTING POWER

                      (See Item 4)

          7.    SOLE DISPOSITIVE POWER

                      (See Item 4)

          8.    SHARED DISPOSITIVE POWER

                      (See Item 4)

          9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,819,412,052

          10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

                      CERTAIN SHARES [ ]

          11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      13.1%

          12.   TYPE OF REPORTING PERSON

                      HC, CO (See Item 4)

      CUSIP NO. 169426103                           13G                            Page 3 of 15

          1.    NAMES OF REPORTING PERSONS.

                      Charles B. Johnson

          2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                      (a)

                      (b) X

          3.    SEC USE ONLY

          4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          5.    SOLE VOTING POWER

                      (See Item 4)

          6.    SHARED VOTING POWER

                      (See Item 4)

          7.    SOLE DISPOSITIVE POWER

                      (See Item 4)

          8.    SHARED DISPOSITIVE POWER

                      (See Item 4)

          9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,819,412,052

          10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

                      CERTAIN SHARES [ ]

          11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      13.1%

          12.   TYPE OF REPORTING PERSON

                      HC, IN (See Item 4)

      CUSIP NO. 169426103                           13G                            Page 4 of 15

          1.    NAMES OF REPORTING PERSONS.

                      Rupert H. Johnson, Jr.

          2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                      (a)

                      (b) X

          3.    SEC USE ONLY

          4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          5.    SOLE VOTING POWER

                      (See Item 4)

          6.    SHARED VOTING POWER

                      (See Item 4)

          7.    SOLE DISPOSITIVE POWER

                      (See Item 4)

          8.    SHARED DISPOSITIVE POWER

                      (See Item 4)

          9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,819,412,052

          10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

                      CERTAIN SHARES [ ]

          11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      13.1%

          12.   TYPE OF REPORTING PERSON

                      HC, IN (See Item 4)

      CUSIP NO. 169426103                           13G                            Page 5 of 15

          1.    NAMES OF REPORTING PERSONS.

                      Templeton Global Advisors Limited

          2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                      (a)

                      (b) X

          3.    SEC USE ONLY

          4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Bahamas

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          5.    SOLE VOTING POWER

                      803,919,449

          6.    SHARED VOTING POWER

                      4,310,890

          7.    SOLE DISPOSITIVE POWER

                      813,432,739

          8.    SHARED DISPOSITIVE POWER

                      25,815,823

          9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      839,248,562

          10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

                      CERTAIN SHARES [ ]

          11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      6.0%

          12.   TYPE OF REPORTING PERSON

                      IA, CO (See Item 4)

      CUSIP NO. 169426103                           13G                            Page 6 of 15

          Item 1.

          (a)   Name of Issuer

                      China Telecom Corporation Limited

          (b)   Address of Issuer's Principal Executive Offices

           31 Jinrong Street, Xicheng District

           Beijing, People’s Republic of China 100033

          Item 2.

          (a)   Name of Person Filing

                      (i):   Franklin Resources, Inc.

                      (ii):  Charles B. Johnson

                      (iii): Rupert H. Johnson, Jr.

                      (iv):  Templeton Global Advisors Limited

          (b)   Address of Principal Business Office or, if none, Residence

                      (i), (ii), and (iii):

                                  One Franklin Parkway

                                  San Mateo, CA 94403‑1906

                     (iv): Templeton Building, Lyford Cay

                                  Nassau, Bahamas

          (c)   Citizenship

                      (i):     Delaware

                      (ii) and (iii): USA

                      (iv): Bahamas

          (d)   Title of Class of Securities

                      American depositary shares H shares, par value RMB1.00 per share

          (e)   CUSIP Number

                      169426103

      CUSIP NO. 169426103                           13G                            Page 7 of 15

        Item 3. If this statement is filed pursuant to §§240.13d‑1(b) or 240.13d‑2(b) or (c),

                        check whether the person filing is a:

                      (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                      (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                      (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).

                      (d) [ ] Investment company registered under section 8 of the Investment Company

                                      Act of 1940 (15 U.S.C 80a‑8).

                      (e) [X] An investment adviser in accordance with §240.13d‑1(b)(1)(ii)(E);

                      (f) [ ] An employee benefit plan or endowment fund in accordance with

                                      §240.13d‑1(b)(1)(ii)(F);

                      (g) [X] A parent holding company or control person in accordance with

                                      §240.13d‑1(b)(1)(ii)(G);

                      (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit

                                      Insurance Act (12 U.S.C. 1813);

                      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15

                                      U.S.C. 80a‑3);

                      (j) [ ] A non‑U.S. institution in accordance with §240.13d‑1(b)(ii)(J);

                      (k) [ ] Group, in accordance with §240.13d 1(b)(1)(ii)(K).

                      If filing as a non‑U.S. institution in accordance with §240.13d‑1(b)(1)(ii) (J).

                      please specify the type of institution:

          Item 4.  Ownership

          The securities reported herein are beneficially owned by one or more open‑ or closed‑end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries

          (each, an “Investment Management Subsidiary” and, collectively, the “Investment

          Management Subsidiaries”) of Franklin Resources Inc. (“FRI”), including the Investment

          Management Subsidiaries listed in this Item 4.  When an investment management contract

          (including a sub‑advisory agreement) delegates to an Investment Management Subsidiary investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats the Investment

          Management Subsidiary as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, each Investment

          Management Subsidiary reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise noted in this Item 4.  As a result, for purposes of Rule

          13d‑3 under the Act, the Investment Management Subsidiaries listed in this Item 4 may be deemed to be the beneficial owners of the securities reported in this Schedule 13G.

     Beneficial ownership by Investment Management Subsidiaries and other FRI affiliates is being reported in conformity with the guidelines articulated by the SEC staff in

          Release No. 34‑39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other.  The voting and investment powers held by

          Franklin Mutual Advisers, LLC (“FMA”) and Franklin Advisory Services, LLC (“FAS”), each an indirect wholly‑owned Investment Management Subsidiary, are exercised independently from

     FRI and from all other Investment Management Subsidiaries (FRI, its affiliates and the

     Investment Management Subsidiaries other than FMA and FAS are collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA, FAS and FRI establish informational barriers that prevent the flow between FMA and FAS, on the one hand, and the

     FRI affiliates, on the other hand, of information that relates to the voting and investment powers over the securities owned by their respective management clients. Consequently, FMA and FAS report the securities over which they hold investment and voting power separately from the FRI affiliates for purposes of Section 13 of the Act.

      CUSIP NO. 169426103                           13G                            Page 8 of 15

          Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI.  FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services.  The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items

          9 and 11 of the cover pages for FRI and each of the Principal Shareholders.  FRI, the

          Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of the such securities.  In addition, the filing of this

          Schedule 13G on behalf of the Principal Shareholders, FRI and the FRI affiliates, as applicable, should not be construed as an admission that any of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d‑3, of any of the securities reported in this Schedule 13G.

          FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a “group” within the meaning of Rule 13d‑5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the securities held by any of them or by any persons or entities for whom or for which the Investment Management Subsidiaries provide investment management services.

                      (a)   Amount beneficially owned:

                                  1,819,412,052

                      (b)   Percent of class:

                                  13.1%

                      (c)   Number of shares as to which the person has:

                              (i)  Sole power to vote or to direct the vote

                                        Franklin Resources, Inc.:                                            0

                                        Charles B. Johnson:                                                  0

                                        Rupert H. Johnson, Jr.:                                              0

                    Fiduciary Trust Company of Canada:                              14,027

                                        Franklin Advisers, Inc.:                                        88,000

                                        Franklin Templeton Investments Corp.:                      100,968,330

                                        Franklin Templeton Investments (Asia) Ltd.:                 28,442,000

                                        Templeton Global Advisors Limited:                         803,919,449

                                        Templeton Investment Counsel, LLC:                         508,927,660

                                        Franklin Templeton Investment Management Limited:           69,830,955

                                        Templeton Asset Management Ltd.:                             5,592,000

                                        Franklin Templeton Investments Australia Limited:           27,963,800

      CUSIP NO. 169426103                           13G                            Page 9 of 15

                            (ii)  Shared power to vote or to direct the vote

                                        Templeton Global Advisors Limited:                           4,310,890

                          (iii)  Sole power to dispose or to direct the disposition of

                                        Franklin Resources, Inc.:                                            0

                                        Charles B. Johnson:                                                  0

                                        Rupert H. Johnson, Jr.:                                              0

                                        Templeton Global Advisors Limited:                         813,432,739

                                        Templeton Investment Counsel, LLC:                         637,287,043

                                        Templeton Asset Management Ltd.:                           104,619,970

                                        Franklin Templeton Investments Corp.:                      100,968,330

                                        Franklin Templeton Investment Management Limited:           74,278,320

                                        Franklin Templeton Investments (Asia) Ltd.:                 28,442,000

                                        Franklin Templeton Investments Australia Limited:           27,963,800

                                        Franklin Advisers, Inc.:                                        88,000

                                        Fiduciary Trust Company of Canada:                              14,027

                           (iv)   Shared power to dispose or to direct the disposition of [2]

                                        Templeton Global Advisors Limited:                          25,815,823

                                        Templeton Investment Counsel, LLC:                           6,502,000

          Item 5.  Ownership of Five Percent or Less of a Class

                            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                            The clients of the Investment Management Subsidiaries, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein.

[2]     One or more of the investment management contracts that relates to these securities provides that the applicable FRI affiliate share investment power over the securities held in the applicable account(s) with another unaffiliated entity. The securities held in any such account(s) are less than 5% of the outstanding shares of the class.

          In addition, FRI does not believe that any such contract causes such client or unaffiliated entity to be part of a group with FRI or any FRI affiliate within the meaning of Rule 13d‑5 under the Act.

      CUSIP NO. 169426103                           13G                            Page 10 of 15

          Item 7.  Identification and Classification of the Subsidiary Which Acquired the

                            Security Being Reported on By the Parent Holding Company

                            See Attached Exhibit C

          Item 8.  Identification and Classification of Members of the Group

                            Not Applicable

          Item 9.  Notice of Dissolution of Group

                            Not Applicable

      CUSIP NO. 169426103                           13G                            Page 11 of 15

          Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

          Exhibits.

                            Exhibit A Joint Filing Agreement

                            Exhibit B Limited Powers of Attorney for Section 13 Reporting Obligations

                            Exhibit C Item 7 Identification and Classification of Subsidiaries

                                                                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  February 1, 2018

          Franklin Resources, Inc.

          Charles B. Johnson

          Rupert H. Johnson, Jr.

          By:     /s/LORI A. WEBER

                         ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

                         Lori A. Weber

                         Assistant Secretary of Franklin Resources, Inc.

                         Attorney‑in‑Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13G

                         Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13G

     Templeton Global Advisors Limited

          By:     /s/MICHELLE B. DAVILA

                         ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

                         Michelle B. Davila

                         Secretary of Templeton Global Advisors Limited

      CUSIP NO. 169426103                           13G                            Page 12 of 15

          EXHIBIT A

          JOINT FILING AGREEMENT

          In accordance with Rule 13d‑1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

          IN WITNESS WHEREOF, the undersigned have executed this agreement on February 1, 2018.

          Franklin Resources, Inc.

          Charles B. Johnson

          Rupert H. Johnson, Jr.

          By:     /s/LORI A. WEBER

                         ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

                         Lori A. Weber

                         Assistant Secretary of Franklin Resources, Inc.

                         Attorney‑in‑Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13G

                         Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13G

     Templeton Global Advisors Limited

          By:     /s/MICHELLE B. DAVILA

                         ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

                         Michelle B. Davila

                         Secretary of Templeton Global Advisors Limited

      CUSIP NO. 169426103                           13G                            Page 13 of 15

         EXHIBIT B

                                                                       LIMITED POWER OF ATTORNEY

                                                                                             FOR

                                                         SECTION 13 AND 16 REPORTING OBLIGATIONS

     Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Maria Gray, Steven J. Gray, Kimberly H. Novotny, Karen L. Skidmore, Navid

  J. Tofigh and Lori A. Weber each acting individually, as the undersigned’s true and lawful attorney‑in‑fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

  (1)  prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and

  Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the

  United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (“FRI”) and/or any registered closed‑end company to which an affiliate of FRI is an investment adviser (each, a “Reporting Entity”), as considered necessary or advisable under Regulation S‑T and Sections 13(d) and 16(a) of the Securities

  Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

  (2)  seek or obtain, as the undersigned’s representative and on the undersigned’s behalf,

  information on transactions in the securities of any Reporting Entity from any person,

  including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

  (3)  perform any and all other acts which in the discretion of such attorney‑in‑fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

        The undersigned acknowledges that:

  (1)  this Limited Power of Attorney authorizes, but does not require, each such attorney‑in‑fact to act in their discretion on information provided to such attorney‑in‑fact without independent verification of such information;

  (2)  any documents prepared and/or executed by any such attorney‑in‑fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney‑in‑fact, in his or her discretion, deems necessary or desirable;

  (3)  none of FRI, any Reporting Entity nor any of such attorneys‑in‑fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange

  Act, (ii) any liability of the undersigned for any failure to comply with such requirements,

  or (iii) any obligation or liability of the undersigned for profit disgorgement under Section

  16(b) of the Exchange Act; and

  (4)  this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

     The undersigned hereby gives and grants each of the foregoing attorneys‑in‑fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney‑in‑fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

     This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney‑in‑fact.

     IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed

  as of this     27th            day of      February       , 2017.

                                                                                                                              /s/Charles B. Johnson

                                                                                                                              Signature

                                                                                                                              Charles B. Johnson

                                                                                                                              Print Name

      CUSIP NO. 169426103                           13G                            Page 14 of 15

                                                                       LIMITED POWER OF ATTORNEY

                                                                                             FOR

                                                         SECTION 13 AND 16 REPORTING OBLIGATIONS

     Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Maria Gray, Steven J. Gray, Kimberly H. Novotny, Karen L. Skidmore, Navid

  J. Tofigh and Lori A. Weber each acting individually, as the undersigned’s true and lawful attorney‑in‑fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

  (1)  prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and

  Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the

  United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (“FRI”) and/or any registered closed‑end company to which an affiliate of FRI is an investment adviser (each, a “Reporting Entity”), as considered necessary or advisable under Regulation S‑T and Sections 13(d) and 16(a) of the Securities

  Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

  (2)  seek or obtain, as the undersigned’s representative and on the undersigned’s behalf,

  information on transactions in the securities of any Reporting Entity from any person,

  including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

  (3)  perform any and all other acts which in the discretion of such attorney‑in‑fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

        The undersigned acknowledges that:

  (1)  this Limited Power of Attorney authorizes, but does not require, each such attorney‑in‑fact to act in their discretion on information provided to such attorney‑in‑fact without independent verification of such information;

  (2)  any documents prepared and/or executed by any such attorney‑in‑fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney‑in‑fact, in his or her discretion, deems necessary or desirable;

  (3)  none of FRI, any Reporting Entity nor any of such attorneys‑in‑fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange

  Act, (ii) any liability of the undersigned for any failure to comply with such requirements,

  or (iii) any obligation or liability of the undersigned for profit disgorgement under Section

  16(b) of the Exchange Act; and

  (4)  this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

     The undersigned hereby gives and grants each of the foregoing attorneys‑in‑fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney‑in‑fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

     This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney‑in‑fact.

     IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed

  as of this     27th            day of      February       , 2017.

                                                                                                                              /s/Rupert H. Johnson, Jr.

                                                                                                                              Signature

                                                                                                                              Rupert H. Johnson, Jr.

                                                                                                                              Print Name

      CUSIP NO. 169426103                           13G                            Page 15 of 15

          EXHIBIT C

          Franklin Advisers, Inc.                                     Item 3 Classification: 3(e)

          Franklin Templeton Investment Management Limited            Item 3 Classification: 3(e)

          Franklin Templeton Investments (Asia) Ltd.                  Item 3 Classification: 3(e)

          Franklin Templeton Investments Corp.                        Item 3 Classification: 3(e)

          Templeton Asset Management Ltd.                             Item 3 Classification: 3(e)

          Templeton Global Advisors Limited                           Item 3 Classification: 3(e)

          Templeton Investment Counsel, LLC                           Item 3 Classification: 3(e)

     Franklin Templeton Investments Australia Limited            Item 3 Classification: 3(j)

     Fiduciary Trust Company of Canada                           Item 3 Classification: 3(j)